April 12, 2019

Ms. Lauren Hamilton

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 333-230277) (the “Registrant”)

Dear Ms. Hamilton:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 2, 2019 in connection with the proxy statement/prospectus on Form N-14, filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on March 14, 2019 (the “Proxy Statement”) for the purpose of reorganizing the Frontier Timpani Small Cap Growth Fund into the Calamos Timpani Small Cap Growth Fund, a newly created series of the Registrant. Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. The Target Fund has waived or reimbursed expenses subject to potential recovery by the Adviser. Please confirm the expenses subject to recapture will not be carried over to the merged entity.

Response. We confirm that any expenses subject to recapture by Timpani will not be carried over to the Acquiring Fund.

2.	Comment. The Service Fee of $15 shown in the fee tables on pages 17-19 of the Proxy Statement are not shown in the 485A filing. The tables in the N-14 and 485A should be consistent.

Response. The Registrant has made changes such that the fees tables in each of the Proxy Statement and Registration Statement are consistent.

3.	Comment. The capitalization table on page 22 of the Proxy Statement should be dated as of a date within thirty days of the filing date of the N-14.

Response. The Registrant has updated the capitalization table as of March 31, 2019.

4.	Comment. On the capitalization table on page 22 of the Proxy Statement, there should be share adjustments based on the NAV change from $20.05 to $20.07 from the Service Class moving to Class I.

Response. The Registrant has made the requested adjustment.

5.

Comment. On the capitalization table on page 22 of the Proxy Statement, the lines for Target Fund – All Classes and Pro forma Acquiring Fund – All Classes (After Reorganization) can be removed as there will not be a single NAV for the Fund.

Response. The Registrant has removed the referenced information as requested.

6.

Comment. The registration statement should include any potential capital loss carryforward that will be carried over after the merger. Please include the dollar amount, the expiration date of any capital loss carryforward and any limitation of use.

Response. As of the date of this letter, to our knowledge there is no capital loss to be carried forward.

7.	Comment. Please refile the auditor’s consent to include the auditor’s signature.

Response. Please note that the Target Fund’s auditor, Cohen & Company, Ltd., did provide a signed consent to be included as an exhibit to the Proxy Statement. The auditor’s conformed signature was inadvertently excluded from the EDGAR filing. The Registrant will file the auditor’s consent with signature along with other exhibits in a pre-effective amendment.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245-8394.

Very truly yours,

/s/ J. Christopher Jackson

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

Tammie Lee, Esq., Assistant Secretary, Calamos Investment Trust

Paulita Pike, Esq., Ropes & Gray LLP

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